UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

20549 FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

XEME Biopharma Holdings Inc.

(Exact name of issuer as specified in its charter)

Florida	83-4309196
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20 Corporate Park, Suite 400, Irvine, California 92606

(Full mailing address of principal executive offices)

657-269-3883

(Issuer’s telephone number, including area code)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis

The Company was incorporated on April 2, 2019 as Acqusalut Inc., under the laws of the State of Florida. Pursuant to the amended Articles of Incorporation filed with State of Florida on August 3, 2020, the Company changed its name to XEME Biopharma Holdings Inc. (“XBH”) to coincide with a share exchange agreement on August 3, 2020, with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME”) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T”) whereby R2T takes over the majority shares of XBH in exchange for transferring 100% ownership of XEME to XBH.

Plan of Operation for the Next Twelve Months

XBH believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months and based on the percentage of amount XBH could raise from this offering to proceed to doing more offerings or borrow funds to raise additional funds needed to implement the objectives of XEME getting FDA marketing approval for its therapeutic cancer vaccines (“TCV”) and other immune-oncology products.

Results of Operations of the Company Ending June 30, 2021.

Revenue. XBH had no revenue for the six months ended June 30, 2021.

Net Loss. XBH incurred $390,288 net losses for the six months ended June 30, 2021.

Expenses. XBH Research and development cost for the six months ended June 30, 2021was $307,928.34 and General and administrative expenses were $82,359.34.

Liquidity and Capital Resources

As of June 30, 2021 the Company had total assets of $702,167. XBH cash balances as of June 30, 2021, were $184,897. The Company had no positive cash flow from operations since inception. In April of 2020 the majority shareholder of the Company R2T loaned $1,251,000 at no interest, due upon demand.

XBH estimates it would cost approximately minimum $4,750,000 to complete the planned research and development and complete the planned FDA approvals. If such capital does not become available from the proceeds of this offering and other sources, but if XBH raised only 25% or $5,000,000, XBH will be able to continue operations for 2 years since XEME anticipates the additional expenses to be about $2,700,000 in the next year to maintain the minimum clinical trials and the intellectual properties.

XBH believes that if XEME performed the minimal clinical trials, it would increase the probability of getting additional funds from the industry sources. Additionally, the results of the performed clinical trial may open opportunities for XBH to collaborate with other pharmaceutical companies, which in turn, XBH believes, will increase the probabilities higher. However, there can be no assurance that such additional capital or joint venture opportunities will be available.

XBH believes the operational strategy which focuses on running a low overhead operation avail to manage the current operational activities. XBH plans to use the working capital to attend investors’ conferences and tradeshows, participating in road shows to meet with potential investors, traveling to meet with investors and paying professional fees needed to comply with SEC regulations.

The officers will provide daily management, including administration, financial management, production, marketing and sales. XBH will also engage other employees and service organizations to provide services as the need arises. These may include services such as computer systems, sales, marketing, advertising, public relations, cash management, accounting and administration.

Upon the effective date of the offering of which this prospectus is a part, XBH will be subject to certain reporting and other compliance requirements of a Regulation A Tier 2 company. XBH will be subject to certain costs for such compliance which private companies may not choose to make. XBH has identified such costs as being primarily for audits, legal services, filing expenses, financial and reporting controls and shareholder communications and estimate the cost to be approximately between $50,000 to $100,000 annually depending on the number of retail locations XBH has. XBH expects to pay such costs from a combination of cash on hand, the proceeds of this offering and cash generated by revenue from our planned expansion.

There can be no assurance that XEME will be able to successfully complete the research and development and get the FDA approval for our product. XBH believes to control the operating and general and administrative expenses of the operations to be within the cash available from this offering.

Currently, XBH has no written or oral communication from stockholders, directors or any officers to provide XBH any forms of cash advances, loans or sources of liquidity to meet the working capital needs or long-term or short-term financial needs.

Cost of revenue

XBH expects that the cost of revenue will consist primarily of research and development operations and manufacturing and distribution of TCV and other immune-oncology products at XEME, its wholly owned subsidiary.

Research and Development

XEME is a biotech company dedicated to the development of innovative therapeutic cancer vaccines (“TCV”) and other immune-oncology products. From inception, XEME has been involved in research and development (“R&D”) and XEME anticipates similar R&D to continue until it secures the FDA approval for marketing its products.

January-June, 2021
R&D
Legal & Outside Services	64,587.00
Payroll Expenses	220,711.53
Laboratory Supplies	22,629.81
$307,928.34

Marketing and sales

XEME will have substantial marketing and sales expenses related to the products it plans to sell.

General and administrative

XBH believes the general and administrative expenses consisting of legal fees, accounting fees and consulting fees to be minimal at the current time but anticipate them to increase when XEME begins producing its TCV products.

Off-Balance Sheet Arrangements

XBH has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of the business, XBH is not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Companies’ significant estimates and assumptions include the fair value of XBH Common Stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Companies, but which will only be resolved when one or more future events occur or fail to occur. The Companies’ management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Companies or unasserted claims that may result in such proceedings, the Companies, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Companies’ financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, XBH expects to elect to become a public reporting company under the Exchange Act. If XBH elects to do so, XBH will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which XBH refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as XBH remain an "emerging growth company", XBH may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in XBH’s periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

XBH expects to take advantage of these reporting exemptions until XBH is no longer an emerging growth company. XBH would remain an "emerging growth company" for up to five years, although if the market value of the Common Stock that is held by non-affiliates exceeds $700 million as of any May 31 before that time, XBH would cease to be an "emerging growth company" as of the following May 31.

If XBH elects not to become a public reporting company under the Exchange Act, XBH will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due in 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, XBH will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and the stockholders could receive less information than they might expect to receive from more mature public companies.

XEME Biopharma Holdings Inc.

Consolidated Balance Sheets
Internally Prepared Statements

June 30, 2021
ASSETS
Current assets
Cash	$184,897
Prepaid expenses and other current assets	5,690
Total current assets	190,587

Non-current Assets
Intangible assets, net	$430,833
Property and equipment, net	80,747
Total non-current assets	511,581

Total assets	$702,167

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$7,061
Due to related party	1,251,000
Other current liabilities	15,480
Total current liabilities	1,273,541

Other liabilities	$5,174

Total liabilities	$1,278,715

Stockholders' equity (deficit)

Class A Common stock no par value; 2,400,000,000 shares authorized; 914,591,800 shares issued & outstanding	$478,837
Class B Common stock no par value; 200,000,000 shares authorized; 40,000,000 shares issued & outstanding	21,163
Subscription Receivables	—
Additional Paid in Capital	—
Retained earnings (deficit)	(1,076,548)
Total stockholders' equity (deficit)	$(576,548)

Total liabilities and stockholders' equity (deficit)	$702,167

The accompanying notes are an integral part of these unaudited financial statements.

XEME Biopharma Holdings Inc.

Consolidated Statements of Income
Internally Prepared Statements

For the six month ended June 30, 2021

Revenue

Operating expenses
Research and development	$307,928
General and administrative	82,359
Total operating expenses	390,288

Loss from operations	(390,288)

Income tax provision

Net loss	(390,288)

Earnings (loss) per share	$(0,00)

Weighted average number of common shares outstanding	954,591,800

The accompanying notes are an integral part of these unaudited financial statements.

XEME Biopharma Holdings Inc.

Consolidated Statements of Cash Flows

Internally Prepared Statements

For the six months ended June 30, 2021

Cash flows from operating activities:
Net loss	$(390,288)

Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	8,685
Amortization	15,667
Changes in assets and liabilities:
Prepaid expenses	(3,213)
Other current liabilities	2,043
Accounts payable	(7,518)
Other liabiltities	—
Net cash used in operating activities	(374,624)

Cash flows from investing activities:
Purchases of property and equipment	—
Net cash used in investing activities	—

Cash flows from financing activities:
Proceeds from due to related party	—
Net cash provided by financing activities	—

Net increase (decrease) in cash	(374,624)
Cash at beginning of period	559,521

Cash at end of period	$184,897

Supplemental disclosures:
Cash paid during the period for:
Interest	$—
Income taxes	$—

Disclosures of non-cash activities under investing and financing activities
Purchases of property and equipment
Purchases of intangible

The accompanying notes are an integral part of these unaudited financial statements.

XEME Biopharma Holdings Inc.

Consolidated Statement of Stockholders’ Equity
Internally Prepared Statements

	Common Stock Class A		Common Stock Class B			Common	Additional		Total Stockholders’
	Shares	Amount	Shares	Amount	Subscription Receivable	Stock Issuable	Paid In Capital	Accumulated Deficit	Equity (Deficit)
Balance at December 31, 2020	914,591,800	478,837	40,000,000	21,163	—	—	—	(686,260)	(186,260)

Issuance of stock

Net loss								(390,288)	(390,288)

Balance at June 30, 2021	914,591,800	478,837	40,000,000	21,163	—	(500,000)	—	(1,076,548)	(576,548)

The accompanying notes are an integral part of these unaudited financial statements.

XEME Biopharma Holdings Inc.

Notes to Consolidated Financial Statements

June 30, 2021

1.	PRESENTATION AND NATURE OF OPERATIONS

Xeme Biopharma Holdings Inc. (“XBH“) was incorporated on April 2, 2019 under the laws of the State of Florida, with the name of Acqusalut, Inc. On August 3, 2020 XBH filed an amended Articles of Incorporation with State of Florida and changed its name to XEME Biopharma Holdings Inc. XBH entered into a share exchange agreement with R2T Biopharma Inc. (“R2T“), a corporation incorporated in the State of California and XEME Biopharma Inc. (“XEME“), a subsidiary of R2T, incorporated in the State of Delaware.

Through the share exchange execution, R2T acquired the majority shares of XBH and XEME became the wholly owned subsidiary of XBH.

XEME was incorporated in 2005 as a Delaware Corporation located in New Jersey. XEME is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products. XEME intends to develop vaccines and other products that are rapidly produced, easily administered, and safe, to significantly improve efficacy outcomes for hematologic and solid tumor indications. As such, XEME’s products have the potential to be offered at a much lower cost than competitive products.

XEME is developing proprietary vaccine-based immunotherapies for cancer through its novel, nanotechnology enabled Aggregon® platform. Pre-clinical proof of concept and two Phase I clinical trials (Phase Ia and Phase Ib) were successfully completed in follicular lymphoma (Oncoquest™-L). These clinical trials showed no systemic toxicity, but have shown a strong anti-cancer immune response and preliminary efficacy with only minor reactions at the site of injection. Based on these results, XEME is currently seeking investments to continue its clinical program and expand its intellectual property: A. Complete the ongoing Phase I CLL trial; B. Complete a Phase II trial in Follicular lymphoma; C. Initiate a Phase I / II clinical trial in Ovarian Cancer; D. Complete a pre-clinical study in an animal model of colorectal cancer and initiate a Phase I / II clinical trial in patients with metastatic Colorectal Cancer; E. Complete research and development for a Prostate Cancer vaccine and F. Generate new intellectual property.

XBH entered into the following agreements, which are critical to the XBH’s business as a holding company:

●	Share Exchange Agreement

On August 3, 2020, XBH executed a share exchange agreement with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME“) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T“). Through this agreement R2T took over the majority shares of XBH in exchange for transferring 100% ownership of XEME to XBH. In order to execute the share exchange agreement XBH issued 40,000,000 Class B shares and 914,591,800 Class A shares to R2T.

XEME entered into the following agreements, which are critical to the XEME’s business and operations:

●	Stock Purchase Agreement

XEME was acquired by R2T Biopharma, Inc. from Thera Test Laboratories, Inc. (“TTL“) with the following terms and conditions, which was closed on March 17, 2020.

●	Authorized share: 25,000,000

●	Purchase price: $500,000

●	Release of key research employees: Dr. Larry Kwak (Founder, former Chairman Scientific Advisory Board), Dr. Richard Robb (Founder, former Vice President Research, Development, and Quality Assurance), Dr. Mircea Popescu (Founder, President and CEO)

●	Clinical Trials: XEME has obtained from FDA the IND #15639 that will allow submission for approval of several clinical protocols for various hematologic and solid tumors. Currently, Oncoquest-CLL (Protocol No. X12-11008) is in a Phase 1b clinical trial for treatment–naive patients and Oncoquest-L (Protocol No. X13-21008) is in a Phase III or IV with previously untreated.

●	Property and equipment: XEME has property and equipment assets, but XEME recognize only two assets (Waters HPLC system and Spectrophotometer) since the rest of property and equipment were obsolete as of the close date of the purchase.

●	IND assignment document

XEME received the official document from Food and Drug Administration to assign Investigational New Drug Application (IND) number on July 19, 2013.

●	XEME has obtained IND #15639 from the FDA, which will allow submission for approval of several clinical protocols for various hematologic malignancies and solid tumor indications.

●	IND can be used for the development of innovative Therapeutic Cancer Vaccines (TCV), which are manufactured using a nanotechnology enabled TCV platform (Aggregon®).

●	Shareholder Exchange Agreement

On August 3, 2020, XEME entered into the shareholder exchange agreement. After the execution of the agreement XEME became the wholly owned subsidiary of XBH.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements.

Basis of Presentation and Consolidation

These accounting and reporting policies conform to generally accepted accounting principles in the United States of America (“GAAP“) and have been consistently applied in the preparing the Firm’s financial statements. All subsidiaries have been consolidated and any intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the estimated useful lives of property and equipment, and intangible assets. Actual results could materially differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. For the years ended January, 2021 and June 30, 2021, advertising expense totaled $0 and $0, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include legal, payroll, and other general expenses specific to research and development activities. For the year ended June 30, 2021, research and development cost totaled $307,928.34.

Property and Equipment

Property and equipment consist of machinery and equipment are stated at cost. Property and equipment that are purchased through asset purchase are recorded at fair value. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets (5-10 year).

Impairment of Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment,“ the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances:

●	the asset’s ability to continue to generate income from operations and positive cash flow in future periods;

●	loss of legal ownership or title to the assets;

●	significant changes in our strategic business objectives and utilization of the asset; or

●	significant negative industry or economic trends.

An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount.

As of June 30, 2021, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Income Taxes

The Company has elected to be taxed as a C-Corporation.

Certain transactions of the Company are subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income of the Company reported for federal income tax purposes may differ from the net income reported in these financial statements. The major differences relate to accounting for depreciation and amortization on property and equipment, and intangible assets.

The Company has adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 for the year ended December 31, 2020.

Recent accounting pronouncement

FASB ASU 2016-02 “Leases (Topic 842)“ – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020. Such adoption had no material impact on the Company’s financial statements, given that the noncancelable term of the Company’s current lease is less than 12 months.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)“ – In August 2016, the FASB issued 2016-15. Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019. Early adoption is permitted. Adoption of this ASU did not have a significant impact on our statement of cash flows.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)“ – In May 2016, the FASB issued 2016-12. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications. This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. As the Company currently has no revenue, this standard did not have a significant impact on our financial statements and related disclosures.

2.	STOCK AND ASSET ACQUISITION

On March 17, 2020, the R2T completed the stock purchase of XEME with the TTL, whereby the R2T will own 100% outstanding shares of XEME for total consideration of $500,000. Also, as part of this transaction the TTL released off the employment relationship with Dr. Mircea Popescu, Dr. Richard Robb, and Dr. Larry Kwak to be working for the Company to develop its pipeline of products.

The value of the assets acquired and liabilities assumed was $500,000 and $0, respectively, on March 17, 2020 (date of acquisition).

The following is the purchase price allocation on March 17, 2020 (date of acquisition):

March 17, 2020 (date of acquisition)	Amount

In Process Research and Development	$470,000
Property and equipment	30,000
Liabilities	—

Total net assets acquired at fair value	$500,000

Total consideration paid	$500,000

This acquisition resulted in no gain or goodwill because the fair value of assets acquired equaled consideration paid. The Company did not incur any transaction costs in connection with the acquisition.

3.	STOCK EXCHANGE

On August 3, 2020, XBH executed a share exchange agreement with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME“) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T“) whereby R2T taking over the majority shares of XBH in exchange for transferring 100% ownership of XEME to XBH. In order to execute the share exchange agreement XBH issued 40,000,000 Class B shares and 914,591,800 Class A shares to R2T. In addition, as part of the same agreement, XBH bought back 6,000,000 Class A common share from I Andrew Weeraratne, the former CEO of XBH, to convert his 11,000,000 Class B common shares to Class A common share. This transaction is accounted for as a reverse merger whereby R2T and Xeme are considered the accounting acquiror. These financial statements and related notes give retroactive effect to the reverse merger and accordingly all amounts and disclosures relate to the operations of R2T and Xeme.

4.	INTANGIBLE ASSETS

Intangible assets are entirely related to Aggregon technology and consisted of the following:

June 30, 2021

In process research and development	$470,000
Accumulated amortization	(39,167)

Total intangible assets, net	$430,833

Amortization expense on intangible assets amounted to $39,167 for the years ended June 30,2021.

Future amortization expense of the Company’s intangible assets at June 30, 2021 is expected to be as follows:

Year Ended December 31,	Amount

2021	$15,666
2022	31,333
2023	31,333
2024	31,333
2025	31,333
Thereafter	289,835

Total	$430,833

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

June 30, 2021

Property and equipment	$97,669
Total accumulated depreciation	(16,922)

Total property and equipment, net	$80,747

Depreciation expense on property and equipment amounted to $16,922 for years ended June 30, 2021.

Future depreciation expense of the Company’s property and equipment at Jun 30, 2021 is expected to be as follows:

Years Ended December 31,	Amount

2021	$8,686
2022	17,372
2023	17,372
2024	17,372
2025	17,372
Thereafter	2,573

Total	$80,747

6.	DUE TO RELATED PARTY

The Company borrowed money from its majority shareholder of the Company in the amount of $1,251,000 on April 15, 2020 which is due upon demand with interest rate of 0%.

7.	STOCKHOLDERS’ EQUITY

The Company issued the following common stock for the years ended December 2020:

●	Issuances of Class A and Class B – During 2020, the Company issued 914,591,800 shares of common stock A and 40,000,000 shares of common stock B for purchase of fixed assets and intangible assets.

8.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

●	Due to related party – The Company borrowed money from its majority shareholder of the Company in the amount of $1,251,000 which is due upon demand with interest rate of 0%. There has been no changes since 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Name: Gongjin Choi

By: /s/ Gongjin Choi – Chief Executive Officer (CEO) Chairman of the Board of Directors, Chief Principal Officer

Date: December 22, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name: Alicia Jung

By: /s/ Alicia Jung – Certified Public Accountant

Date: December 22, 2021